Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Copano Energy, L.L.C.

Subject Company: Copano Energy, L.L.C.

Commission File No.: 001-32329

The following communication was made to employees of Copano Energy, L.L.C. (“Copano”) in connection with the execution of an Agreement and Plan of Merger, dated as of January 29, 2013, among Kinder Morgan Energy Partners, L.P. (“KMP”), Kinder Morgan G.P., Inc., Javelina Merger Sub LLC and Copano.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

KMP plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction.  KMP and Copano plan to file with the SEC and Copano plans to mail to its unitholders a Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Proxy Statement/Prospectus will contain important information about KMP, Copano, the transaction and related matters.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Proxy Statement/Prospectus and other documents filed with the SEC by KMP and Copano through the web site maintained by the SEC at www.sec.gov or by phone, email or written request by contacting the investor relations department of KMP or Copano at the following:

	KMP	Copano

Address:	1001 Louisiana Street, Suite 1000	1200 Smith Street, Suite 2300
	Houston, Texas 77002	Houston, Texas 77002
	Attention: Investor Relations	Attention: Investor Relations
Phone:	(713) 369-9490	(713) 621-9547
E-mail:	kmp_ir@kindermorgan.com	ir@copano.com

PARTICIPANTS IN THE SOLICITATION

KMP and Copano, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.  Information regarding the directors and executive officers of KMP’s general partner and Kinder Morgan Management, LLC, the delegate of KMP ‘s general partner, is contained in KMP’s Form 10-K for the year ended December 31, 2011, which has been filed with the SEC.  Information regarding Copano’s directors and executive officers is contained in

Copano’s Form 10-K for the year ended December 31, 2011 and its proxy statement filed on April 5, 2012, which are filed with the SEC.  A more complete description will be available in the Registration Statement and the Proxy Statement/Prospectus

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between KMP and Copano, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company and any other statements about KMP or Copano management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the proposed transaction; the ability to obtain requisite regulatory and unitholder approval and the satisfaction of the other conditions to the consummation of the proposed transaction; the ability of KMP to successfully integrate Copano’s operations and employees and realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; price volatility and market demand for natural gas and natural gas liquids; higher construction costs or project delays due to inflation, limited availability of required resources or the effects of environmental, legal or other uncertainties; the ability of the combined company to continue to obtain new sources of natural gas supply; the impact on volumes and resulting cash flow of technological, economic and other uncertainties inherent in estimating future production, producers’ ability to drill and successfully complete and attract new natural gas supplies and the availability of downstream transportation systems and other facilities for natural gas and NGLs; the effects of government regulations and policies and of the pace of deregulation of retail natural gas; national, international, regional and local economic or competitive conditions and developments; capital and credit markets conditions; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather, alternative energy sources, conservation and technological advances that may affect price trends and demand; business and regulatory or legal decisions; the timing and success of business development efforts; acts of nature, accidents, sabotage, terrorism or other similar acts causing damage greater than the insurance coverage limits of the combined company; and the other factors and financial, operational and legal risks or uncertainties described in KMP’s and Copano’s Annual Reports on Form 10-K for the year ended December 31, 2011 and their most recent quarterly report filed with the SEC.  KMP and Copano disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

From:	Copano
To:	All Employees
Subject:	Important News From Bruce Northcutt
Date:	Tuesday, January 29, 2013 10:38:40 PM
Attachments:	Copano Employee FAQs.doc
Press Release.doc

Dear Copano Employees,

I am writing to share some important news about our company. This evening we announced that we have entered into a definitive merger agreement with Kinder Morgan Energy Partners, L.P. (“KMP”) to combine our companies in a unit-for-unit transaction. Attached is a copy of the press release and list of frequently asked questions regarding this announcement.

As you know, KMP is a leading pipeline transportation and energy storage company and one of the largest publicly traded pipeline master limited partnerships in America. KMP has a history of successfully generating positive annual growth for its unitholders. Since 1997, the Company has invested over $30 billion in expansions, new projects, joint ventures and acquisitions to grow the company. During that same period, KMP has delivered an average annual growth return of 24 percent to its unitholders. The general partner of KMP is owned by Kinder Morgan, Inc. Kinder Morgan is the largest midstream and the third largest energy company in North America with a combined enterprise value of approximately $100 billion. We are excited to become part of this great organization.

We believe that this is a winning combination for all Copano stakeholders, and that now is the right time to join with KMP and take our business to the next level. As unitholders of Copano, the transaction provides you with an attractive premium and a higher quarterly distribution per unit. Further, because this is a unit for unit merger in which unitholders will exchange their Copano units for KMP units, Copano unitholders will have the opportunity to benefit from the considerable upside potential of this combination.

In addition to these benefits, Kinder Morgan’s expansive growth platform and leading position in the midstream industry will ensure that we have the financial resources to fund our continued growth and investment in high-return projects — both in our key regions and beyond. Kinder Morgan has the capital to fund more of the internal and external business development opportunities that were financially challenging for us as an independent company. We will become part of a large, diversified, investment grade company with stable cash flows originating from several points in the energy midstream value chain and more than 75,000 miles of pipeline across more basins and business lines.

As part of a larger, more diversified organization — and specifically, as part of KMP’s Natural Gas Pipelines business — we expect that this transaction will provide a broad range of career opportunities for many Copano employees. KMP has stated that this transaction is about producing future cash flow and expanding its midstream services footprint and that it anticipates retaining the vast majority of Copano’s 415 employees. We have been very successful in developing a productive regional gathering and processing model, and KMP intends to use Copano’s talent and resources as part of its ongoing expansion.

Although many key decisions about how we will combine the two companies and our operations have not yet been made, KMP has a record of successfully integrating organizations. An integration team will be formed to develop a detailed and thoughtful plan to ensure a seamless integration upon completion of the transaction, and some of you may be a part of that effort. We will keep you updated regarding important developments through meetings, letters and other communications.

We expect this transaction to close during the third quarter of 2013, following regulatory reviews, approval by Copano unitholders, and the satisfaction of other customary closing conditions. Closing cannot occur until all of these conditions have been met. Until that time, Copano and KMP remain and will continue to operate as independent companies, and we should continue to focus on providing our usual high quality service to our customers.

I know many of you have questions about this announcement and how it may impact you. To help answer those questions, in addition to providing the attached FAQs we, along with representatives of KMP, will be hosting an All Employee Meeting at 11:00 AM CT. For those of you in Houston, the meeting will be held in the Plaza Room on the first floor of the Heritage Plaza building. We will also have a dial-in number available for those of you outside of Houston. The meeting will be recorded and available for replay for those that are unable to attend live. You may access the call:

•	Dial-in: 1-888-272-7337	ID#: 3880543880

It is likely that this transaction will generate interest from the media and other third parties, and it is important for Copano to continue to speak with one voice. If you receive any inquiries from the media or other questions from outside Copano, please contact Carl Luna at (713) 737-9191 or via email at carl.luna@copano.com.

The Board has unanimously approved and the senior management team strongly supports this decision and the opportunities this combination will create for our company — and we hope that you share our enthusiasm.

On behalf of the Copano Board and management team, I want to thank you for the ongoing dedication and hard work that you consistently provide, especially with managing our significant expansion program. It is your effort that has positioned us to take advantage of this opportunity.

Sincerely,

Bruce